Morgan Stanley

Morgan Stanley Compensation & Governance Practices

April 2023

Morgan Stanley's Board of Directors Recommends Shareholders Vote:

- **FOR: Four Management Proposals** [1]

  1 Approve the compensation of Named Executive Officers (Say on Pay Non-Binding Advisory Vote)

  - Based on outstanding individual performance and solid financial performance in 2022, total CEO compensation was set at $31.5MM, down 10% from $35MM for 2021

  - Under Mr. Gorman's leadership, for 2022, the Firm's balanced business model demonstrated resilience to adverse markets and performed as intended, allowing for growth and sustainable capital return:

    - Net revenues were $53.7 billion and Net Income was $11 billion, or $6.15 per diluted share

    - Reported full year ROTCE of 15.3% and an efficiency ratio of 73%, and the standardized Common Equity Tier 1 capital ratio at December 31, 2022 was 15.3%

    - Continued to increase returns to shareholders. The quarterly dividend was increased by 11% to $0.775, with total dividends paid of $5.1 billion, and the Firm repurchased $9.9 billion in shares

    - Continued to deliver peer leading long-term shareholder return and premium valuation relative to peers and improvement in rating agency profile

  - In addition, Mr. Gorman maintained focus on the Firm's risk and control framework, made changes to further the development of senior leadership, and continued the Firm's commitment to diversity and inclusion and continued to lead the Company's execution of the successful integrations of E*TRADE and Eaton Vance

  - Notwithstanding the above, in a challenging economic and market environment, Firm performance for 2022 was not as strong as the prior year in which the Firm achieved record financial performance and the Firm's shareholder return for 2022 was down

  - Consistent with previous years' compensation and shareholder feedback over the years, 75% of 2022 CEO incentive compensation is deferred over three years and subject to cancellation and 60% is delivered in performance-vested equity, and 100% of 2022 CEO deferred incentive compensation is delivered in equity

See the End Notes for additional information related to the content presented on this page.

Morgan Stanley's Board of Directors Recommends Shareholders Vote:

- **FOR: Four Management Proposals (continued)**

  2 Approve Holding the Say on Pay Vote Annually (non-binding advisory vote)

  3 Elect all Director Nominees

  4 Ratify Deloitte & Touche LLP's Appointment as the Firm's Independent Auditor

- **AGAINST: Two Shareholder Proposals**

  1 Adopt Improved Shareholder Right to Call a Special Shareholder Meeting

  2 Adopt Policy to Cease Financing New Fossil Fuel Development

Morgan Stanley

Our Business Model Performed as Designed and Continued to Deliver Solid Results

FIRM		2019 As reported	2020 As reported	2021 As reported	2022 As reported
	Net Revenues	$41.5Bn	$48.8Bn	$59.8Bn	$53.7Bn
	Efficiency Ratio	72%	69%	67%	73%
	Net Income	$9.0Bn	$11.0Bn	$15.0Bn	$11.0Bn
	EPS [1]	$5.19	$6.46	$8.03	$6.15
	Dividends	$2.2Bn	$2.3Bn	$3.8Bn	$5.1Bn
	ROTCE	13.4%	15.2%	19.8%	15.3%

See the End Notes for additional information related to the content presented on this page.

4

Strength of Business Model Tested in a Challenging Year

What Happened in 2022	How We Did in 2022 [1]
• Highest inflation in 40 years	• 16% ROTCE, excluding integration-related expenses
• Fastest rate increases in 40 years	• 15.3% CET1 Ratio
• Tail end of worst pandemic in 100 years	• $54Bn in Net Revenues
• War in Europe	• ~3% Dividend Yield, ~$10Bn Buyback
• Significant geopolitical and political turmoil	• Record WM Pre-Tax Profit
• Worst underwriting calendar in 10 years	• >$300Bn in Net New Assets
• S&P 500 down (19)%	• Integration of two major acquisitions

See the End Notes for additional information related to the content presented on this page.

Morgan Stanley

Delivered Solid Results in 2022 and Reaffirmed Performance Goals

	2022 Results
ROTCE	15.3%
Efficiency Ratio	73%
WM Pre-Tax Margin	27.0%

Performance Goals To Support Longer-Term Objectives [1]

ROTCE	Efficiency Ratio	WM Pre-Tax Margin	WM Net New Assets	*Longer-Term Goal*
20%+	<70%	30%+	$1 Trillion Every ~3 Years	$10 Trillion In Client Assets

See the End Notes for additional information related to the content presented on this page.

Maintained Strength in ISG with Continued Transformative Growth in WM and IM



Strong Leadership in ISG	Added ~$1Tn of NNA in Last 3 Years in WM	Growth in Fee-Based Revenues in IM
2022 Wallet Share (%) [1]	Net New Assets ($Bn) [2]	AM and Related Fees ($Bn) [3]

~20% Equities

~15% Investment Banking

~10% Fixed Income

Net New Assets ($Bn):
- 2017 - 2019: 278
- 2020 Pro Forma - 2022: 981

AM and Related Fees ($Bn):
- 2014: 2.0
- 2022: 5.3

See the End Notes for additional information related to the content presented on this page.

Generating Consistently Stronger Shareholder Returns Relative to Peers, Even in a Challenging Year

1-Year (2022) TSR [1][2][3] | **3-Year (2020-2022) TSR** [1][2][4] | **5-Year (2018-2022) TSR** [1][2][5]

Top Relative Performance by MS vs. Peer Average and Market Across All Time Periods

During 2022, Morgan Stanley share price decreased by 13% from $98.16 to $85.02, while delivering an ROTCE of 15.3% compared to a peer average of 8.8% [6]



(10%)
(17%)
(11%)
Morgan Stanley
Avg. Global Peers (6)
S&P 500 Fin. Index

81%
5%
18%
Morgan Stanley
Avg. Global Peers (6)
S&P 500 Fin. Index

86%
(4%)
36%
Morgan Stanley
Avg. Global Peers (6)
S&P 500 Fin. Index

See the End Notes for additional information related to the content presented on this page.

8

Morgan Stanley

Ongoing Commitment to Dividend and Buyback

~3% Dividend Yield and ~6% Buyback While Maintaining Excess Capital



Continued to Increase Dividend
4Q Dividend Per Share ($) [1]

Continued to Reduce Share Count
Shares Outstanding (Bn) [2]

Maintained Excess Capital
CET1 Ratio (%) [4]

Acquisition-Related Share Issuance [3]

Excess Capital vs. Regulatory Requirement

See the End Notes for additional information related to the content presented on this page.

Supporting our Employees and Communities with a Continued Focus on Diversity and Inclusion



CULTURE
Our culture guides our employees, and our values inform everything we do

EMPLOYEE EXPERIENCE
Supporting employees throughout their career journey

DIVERSITY & INCLUSION
Drive diversity, equity and inclusion for our employees, clients and communities

✓ Continued to drive strong organizational culture and client engagement through the Firm's Core Values: Do the Right Thing, Put Clients First, Lead with Exceptional Ideas, Commit to Diversity and Inclusion, and Give Back

✓ Launched a comprehensive HR Modernization effort including tech-enabled solutions that support the retention and development of all employees at every stage in their career

✓ Deepened investments in the health and wellbeing of our employees, including a new concierge-based primary care offering, expanded parental leave and family planning policies, and additional mental health care and financial wellness resources

✓ Continued focus on improving workforce diversity, inclusion and belonging through targeted recruiting and professional development offerings and our employee affinity groups

✓ Strengthened investments and expanded offerings to help drive stronger, more equitable outcomes for underserved communities through thought leadership, engagement with diverse-led enterprises, philanthropy and employee volunteering

Morgan Stanley

Compensation Program Objectives and Features

Morgan Stanley has a pay for performance philosophy, and is committed to responsible compensation programs with the following key objectives, all of which support the Firm's culture and values and shareholders' interests

Key Objectives



Deliver Pay for Sustainable Performance



Align Compensation with Shareholders' Interests



Attract and Retain Top Talent



Mitigate Excessive Risk-Taking

Key Features

- ✓ Deferred incentive compensation with three-year vesting, cancellation and clawback provisions, and no automatic vesting upon change-in-control

- ✓ Performance-vested equity incentive award where shares earned can range from 0 to 1.5x target based on three-year performance against absolute ROTCE objectives
  - For grants beginning in 2023, replaced the relative TSR objective included in prior year awards with an objective that measures Firm ROTCE relative to ROTCE of each member of a peer group
  - This change ensures the award continues to be aligned with Firm performance and strategic objectives, while maintaining strong alignment with shareholder interests through the share-based nature of this award

- ✓ 100% of CEO's deferred compensation is awarded in equity with share ownership and retention requirements

- ✓ Executive compensation best practices, including prohibitions on pledging, hedging, selling short or trading derivatives, and no excise tax protection upon change-in-control

Morgan Stanley

Framework for Determining CEO Compensation

Morgan Stanley has a robust process that supports and reinforces the pay for performance philosophy that incorporates the following key steps:



Set Performance Priorities	Establish Target Compensation Range	Assess Performance	Determine Compensation
In the context of the Firm's strategic objectives, the Board sets annual performance priorities • Priorities include both financial and non-financial performance metrics for the Firm and its business segments	The CMDS Committee establishes the target CEO compensation range • Range is informed by prior year CEO compensation at peer financial firms, among other factors • Guidelines for performance assessment are outlined	The CMDS Committee assesses Firm and CEO performance at year end, including: • Progress in achieving the Firm's strategic objectives and annual performance priorities • The CEO's overall leadership	The CMDS Committee determines CEO compensation after year end based on its performance assessment and discussion with the Board The CMDS Committee determines CEO compensation elements that support the Firm's key compensation objectives

MS CEO Target Compensation Range [1]



$40 Million or More

• CEO performance exceeds expectations
• Strong Firm performance and shareholder returns

• CEO performance meets expectations
• Firm performance and shareholder returns generally in line with peers with room for continued progress

• CEO performance below expectations
• Firm performance and shareholder returns are below expectations

$20 Million or Less

See the End Notes for additional information related to the content presented on this page.

Annual Performance Priorities

Each year, the CMDS Committee and Board set performance priorities with management. Performance against these quantitative and qualitative measures inform executive compensation decisions

Quantitative	Qualitative
Firm financial performance	Firm risk management and controls
Capital and liquidity strength	Board assessment of Firm culture, leadership, strategy, resilience, and reputation
Business segment performance	Regulatory standing
Expense Efficiency Ratio and ROTCE	Talent development and diversity progress
Total Shareholder Return	Credit rating

CEO Compensation Determination

At year end, the CMDS Committee assessed CEO and Firm performance, discussed that assessment with the Board, and established 2022 CEO compensation

2022 Performance Evaluation

+ Solid financial performance in 2022

+ Balanced business model demonstrated resilience to adverse markets and performed as intended, allowing for growth and sustainable capital return

+ Leadership has positioned the Firm well as it relates to its strategy, core values, and culture

+ Maintained focus on risk and controls, developed senior leadership, and continued commitment to diversity and inclusion

- Firm performance for 2022 was not as strong as the prior year during which the Firm achieved record financial performance

- While dividends and share buy backs increased, total shareholder return for 2022 decreased due to overall market decline

2022 CEO Compensation Elements ($MM)



% of Incentive Compensation — $31.5MM

60%
Performance-Vested Equity Incentive Compensation — 18.0

15%
Time-Vested Deferred Equity Incentive Compensation — 4.5

100% Equity Incentive Compensation

25%
Cash Bonus — 7.5

Base Salary — 1.5

Down 10% from $35MM for 2021

Committed to Maintaining Best in Class Governance

Key Corporate Governance Practices

ROBUST BOARD OVERSIGHT	ANNUAL BOARD EVALUATION	SHAREHOLDER RIGHTS AND ACCOUNTABILITY	COMMITTED TO SUSTAINABILITY	VALUE AND RESPOND TO SHAREHOLDER FEEDBACK

• Firm's strategy, including an annual offsite with management
• Annual business plans
• Enterprise Risk Management (ERM) framework
• Diversity and inclusion, environmental, social and governance (ESG), and climate change matters
• Culture, values and conduct
• Succession plans for CEO and senior executives
	• One-on-one interviews for Board, Independent Lead Director and committee evaluations include:
	  – Duties and responsibilities, including individual director performance
	  – Board and committee structure, including board and ethnic diversity
	  – Culture, process and execution
	• Policies and practices are revised as appropriate
		• Adopted proxy access
		• Shareholders who own at least 25% of common stock may call special meeting of shareholders
		• All directors elected annually by majority vote
		• No "poison pill" in effect
			• Sustainability Report informed by Sustainability Accounting Standards Board (SASB) guidance
			• Climate Report in line with Task Force on Climate-Related Financial Disclosures (TCFD) recommendations
			• Pledged to reach net-zero financed emissions by 2050
			• Interim 2030 financed emissions targets for the most emissions-intensive sectors within our corporate lending portfolio
				• Investor input in recent years has led to:
				  – Enhanced proxy disclosure of alignment of compensation and performance, and ESG matters
				  – Inclusion of a Board matrix that shows gender and race/ethnicity for each director nominee
				  – Our Diversity and Inclusion Report
				  – Amendments to the Board's "overboarding" policy

Board of Directors Has Relevant and Diverse Experience

Board Tenure Balance

Average Tenure: 6.4 years



10 years +: 3

5-10 years: 5

Less than 5 years: 6

Board Independence

All members of all committees are non-management, and the Board benefits from an engaged Independent Lead Director [1] with expansive responsibilities



Management: 1

Non-Management: 13

Diverse and International Board [2]

4 female directors	**4** ethnically diverse directors	**50%** of board is gender and/or ethnically diverse
5 directors born outside of the U.S.	**65** years Average age of Board upon election at annual meeting	**4** new directors in the last three years (since beginning of 2020)

Nominees' Skills Align with Firm Business Model and Strategy [2]



Skill	Count
Cybersecurity / Technology / Information Security	7
Accounting / Financial Reporting	8
ESG / Sustainability	8
Current or Former CEO	9
Risk Management	10
Financial Services	11
Human Capital Management	12
Academia / Government / Public Policy / Regulatory Affairs	12
Global / International Perspective	12
Public Company Governance	13

See the End Notes for additional information related to the content presented on this page.

Independent Board Leadership and Board Refreshment



James Gorman (64)
Tenure: 13 Years
- Chairman of the Board and CEO of MS
- Previously President of MS, Co-Head of Strategic Planning and President and COO of MS Wealth Management



Hironori Kamezawa (61)
Tenure: 2 Years
- Currently President and Group CEO of MUFG and Director of MUFG and MUFG Bank
- Previously Deputy President of MUFG and Deputy President of MUFG Bank



Dennis M. Nally (70)
CMDS Chair
Tenure: 6 Years
- Previously Chairman of Pricewaterhouse Coopers International Ltd.



Alistair Darling (69)
Tenure: 7 Years
- Previously Chancellor of the Exchequer, Member of the House of Lords and the House of Commons, and served in the government of the United Kingdom



Shelley Leibowitz (62)
Tenure: 2 Years
- Currently President of SL Advisory
- Previously Group Chief Information Officer for the World Bank and Chief Information Officer of several financial services firms



Mary L. Schapiro (67)
Tenure: 4 Years
- Currently Vice Chair for Public Policy and Special Advisor to the Founder and Chairman of Bloomberg L.P.
- Previously Chair of U.S. Securities and Exchange Commission



Thomas H. Glocer (63)
Independent Lead Director
Tenure: 10 Years
- Currently Managing Partner of Angelic Ventures, LP
- Previously CEO of Thomson Reuters Corporation and M&A lawyer at Davis Polk & Wardwell LLP



Stephen Luczo (66)
Tenure: 3 Years
- Currently Managing Partner at Crosspoint Capital Partners
- Previously Chair and CEO of Seagate Technology



Perry M. Traquina (67)
Risk Chair
Tenure: 8 Years
- Previously Chair, CEO and Managing Partner of Wellington Management Company LLP



Robert H. Herz (69)
Audit Chair
Tenure: 10 Years
- Currently President of Robert H. Herz LLC
- Previously Chairman of Financial Accounting Standards Board



Jami Miscik (64)
Ops and Tech Chair
Tenure: 8 Years
- Currently CEO of Global Strategic Insights
- Previously CEO and Vice Chair of Kissinger Associates, Inc., Global Head of Sovereign Risk at Lehman Brothers, and Deputy Director for Intelligence at the CIA



Rayford Wilkins, Jr (71)
G&S Chair
Tenure: 9 Years
- Previously CEO of Diversified Businesses of AT&T Inc.



Erika H. James (53)
Tenure: 1 Year
- Currently Dean of the Wharton School of the University of Pennsylvania
- Previously John H. Harland Dean at Emory University's Goizueta Business School



Masato Miyachi (62)
Tenure: 1 Year
- Currently Advisor of MUFG Bank and Mitsubishi UFJ Securities Holdings Co., Ltd.
- Previously Director, Deputy President and Chief Executive of Global Corporate and Investment Banking of MUFG Bank

See the End Notes for additional information related to the content presented on this page.

☐ = New Director in 2020-2023

Morgan Stanley Has a Clear Climate Transition Path

Morgan Stanley's public commitments to a low carbon economy are supported by robust governance and transparent disclosures

Our Public Commitments

- Achieve net-zero financed emissions by 2050
  - Active member in the Net-Zero Banking Alliance and Partnership for Carbon Accounting Financials
- 2030 interim financed emissions reduction targets for the most emissions-intensive sectors within our corporate lending portfolio:
  - Auto Manufacturing (-35%)
  - Energy (-29%)
  - Power (-58%)
- Mobilize $750Bn to support low-carbon solutions by 2030
- Carbon neutrality across our global operations in 2022

Governance and Disclosure

 Our Board oversees our policies and risks regarding climate change, including our public commitments regarding our climate transition path and our Environmental and Social Policy Statement

- The Firm's Climate Risk Committee is chaired by the Chief Risk Officer and Chief Sustainability Officer and is responsible for integrating climate-risk considerations across the Firm

 Our Policy Statement:

- Contains commitments relating to our financing and other activities in emissions-intensive sectors
- Limits certain activities in these sectors

  Our Firm-level climate disclosure is in line with TCFD recommendations and supplements our SASB disclosures

- Our 2021 Climate Report included baseline financed emissions data

Our Board Recommends Shareholders Vote <u>AGAINST</u> Proposal Requesting Adoption of Improved Shareholder Right to Call a Special Shareholder Meeting (1/2)

- Responsive to a prior proposal submitted by the proponent, our Board has already approved amendments to our Bylaws to provide that owners of at least 25% of Morgan Stanley's common stock may call a special meeting of shareholders.

  - We believe this threshold is appropriate for our investor base and currently nearly half of the S&P 500 companies require at least 25% ownership threshold to call a special meeting.

  - Given the right of shareholders to call a special meeting that is already in place and that certain important matters must be submitted to shareholder vote, the Board does not believe that it is necessary or advisable to lower the threshold required to call a special meeting of shareholders from 25% to 10%.

- Morgan Stanley is committed to active engagement with, and responding to the views and concerns of, our shareholders. Our Board and management recognize the importance of active shareholder engagement and being responsive to shareholder feedback. The Board obtains shareholder input from multiple forums.

- Our existing governance practices and policies already ensure that our Board is fully accountable to our shareholders.

  - Independent Lead Director with expansive duties and an experienced and diverse Board that over the past three years has been elected by an average of approximately 99% of the votes cast.

  - Any shareholder may suggest a director candidate to our Governance and Sustainability Committee for consideration.

  - Our certificate of incorporation does not include any super-majority vote provisions.

  - Proactively adopted proxy access provisions, maintain robust director equity ownership requirements and no "poison pill."

Morgan Stanley

Our Board Recommends Shareholders Vote <u>AGAINST</u> Proposal Requesting Adoption of Improved Shareholder Right to Call a Special Shareholder Meeting (2/2)

- Our Board believes that allowing owners of at least 25% of our common stock to call a special meeting strikes the right balance between providing an important right to owners of a significant portion of our common stock, on the one hand, while avoiding unnecessary, burdensome and costly special meetings called by a small minority of shareholders to advance their own interests, on the other hand.

- Our Board believes it is in the best interests of Morgan Stanley and our shareholders to hold a special meeting only if requested by the owners of 25% of our common stock because:

  - Preparing for special meetings would require considerable attention from senior management, diverting them from managing our operations and executing our business strategy.

  - Holding these special meetings would require the preparation and distribution of proxy materials, together with the solicitation and tabulation of votes, resulting in significant legal, printing and distribution costs for Morgan Stanley.

  - Allowing any 10% holder(s) of our common stock to have an unlimited ability to call special meetings at any time and for any purpose would encourage them to use this costly mechanism to serve their narrow interests, without providing any corresponding benefit to Morgan Stanley and our shareholders as a whole.

Our Board Recommends Shareholders Vote <u>AGAINST</u> Proposal Requesting Adoption of a Policy to Cease Financing New Fossil Fuel Development (1/2)

- A similar proposal asking the Board to adopt a policy by the end of 2022 committing to proactive measures to ensure that the Company's lending and underwriting do not contribute to new fossil fuel development received approximately 8.4% in favor at our 2022 annual meeting.

- While there are some minor differences in this year's proposal, the impact effectively remains the same in that it will impede our ability to work with oil and gas clients on their transition to a low-carbon economy to the detriment of our clients, shareholders and the real-economy.

- Morgan Stanley recognizes the need to balance the urgency for action on climate with the realities of the current social, economic and geopolitical landscape; however, we believe that we need to have the flexibility to assist our clients. The adoption of an overly restrictive policy would limit our ability to meet our clients' needs. The proposal does not take into account current geopolitical realities, and that the demand for fossil fuel production may not decline as quickly and steadily as previously thought.

- Morgan Stanley continues to support the transition to a low-carbon economy. We have already committed to achieve Net-Zero financed emissions (Net-Zero) by 2050 and have announced multiple commitments to help facilitate this transition, including our 2030 interim financed emissions targets for the auto manufacturing, energy and power sectors.

  – We have also committed to mobilize $750 billion to support advancing low carbon solutions by 2030 as part of Morgan Stanley's larger goal to mobilize $1 trillion towards sustainable solutions in support of the United Nations' 2030 Sustainable Development Goals.

  – Since the beginning of 2022, we have published our second Climate Report consistent with the guidance of the Task Force on Climate-Related Finance Disclosures. The report discloses our baseline financed emissions lending intensity and absolute financed emissions and we intend to update this reporting on an annual basis.

Our Board Recommends Shareholders Vote <u>AGAINST</u> Proposal Requesting Adoption of a Policy to Cease Financing New Fossil Fuel Development (2/2)

- Our Board oversees Morgan Stanley's policies with respect to emissions-intensive sectors, including as outlined in our Environmental and Social Policy Statement, which was adopted by the Governance and Sustainability Committee of the Board. Our Policy Statement is reviewed and updated regularly and includes meaningful commitments relating to our financing and other activities focused on emissions-intensive sectors, including coal-fired power generation, thermal coal mining, new oil and gas exploration, and development in the Arctic.

    – Our efforts include risk-based restrictions on certain activities, enhanced due diligence, and other undertakings/assurances to address the risks that these sectors pose. We continue to engage with clients in the oil and gas sector to understand their greenhouse gas reduction initiatives, Net-Zero commitments and other relevant climate strategies.

- Morgan Stanley believes it continues to be well positioned to support the transition to a low-carbon economy by providing our expertise to clients on their transition journey.

- We believe the proposal could lead to negative consequences that could affect our business decisions and impact our relationships with our clients and other stakeholders, including:

    – Less ability to engage with clients in the long- and short-term.

    – Less ability to take into account future, unanticipated changes to technology, energy demand and geopolitical realities.

    – Less ability to forge long-term partnerships with companies pursuing low-carbon opportunities.

    – Less ability to tailor our engagement to the needs of individual companies.

Morgan Stanley

End Notes

These notes refer to the financial metrics and/or defined term presented on Slide 2
1. Stated metrics are for full-year 2022.

    The **expense efficiency ratio ('Efficiency Ratio')** represents total non-interest expenses as a percentage of net revenues.

    Net Income represents net income applicable to Morgan Stanley.

    Return on average tangible common equity ('ROTCE') utilizes net income applicable to Morgan Stanley less preferred dividends as a percentage of average tangible common equity. Average tangible common equity represents average common equity adjusted to exclude goodwill and intangible assets net of allowable mortgage servicing rights deduction.

    Common Equity Tier 1 ('CET1') Capital Ratio is based on the Basel III Standardized Approach Fully Phased-in rules.

These notes refer to the financial metrics and/or defined term presented on Slide 4
1. Earnings Per Share ('EPS') represents earnings applicable to Morgan Stanley common shareholders divided by diluted common shares outstanding.

These notes refer to the financial metrics and/or defined term presented on Slide 5
1. Stated metrics are for full-year 2022.
    Dividend Yield represents the annual dividend for full-year 2022 divided by Morgan Stanley's share price as of January 3, 2022.

    Net New Assets ('**NNA**') represent client inflows, including dividends and interest, and asset acquisitions, less client outflows, and exclude activity from business combinations / divestitures and the impact of fees and commissions.

These notes refer to the financial metrics and/or defined term presented on Slide 6
1. The attainment of these objectives assumes a normal market environment and may be impacted by external factors that cannot be predicted at this time, including geopolitical, macroeconomic and market conditions and future legislation and regulations and any changes thereto.

These notes refer to the financial metrics and/or defined term presented on Slide 7
1. **Wallet Share** calculated as the percentage of ISG segment net revenues to the Wallet.
2. NNA is aggregated across the stated years. 2020 NNA is **Pro Forma** for E*TRADE, representing the addition of NNA for Morgan Stanley and E*TRADE for the full year. The comparisons of current and prior periods are impacted by asset acquisitions in 3Q 2021 and 1Q 2022.
3. Represents reported full-year asset management and related-fees revenue of IM, which include management and administrative fees, distribution fees, and performance-based fees, not in the form of carried interest.

End Notes

These notes refer to the financial metrics and/or defined term presented on Slide 8

1. Total Shareholder Return represents the change in share price over a period of time plus the dividends paid during such period, expressed as a percentage of the share price at the beginning of such period (defined herein as "TSR").
2. Source: Bloomberg
3. Share price pulled as of 12/31/2021 and 12/31/2022 to calculate a 1-year TSR.
4. Share prices pulled as of 12/31/2019 and 12/31/2022 to calculate 3-year TSR.
5. Share prices pulled as of 12/31/2017 and 12/31/2022 to calculate 5-year TSR.
6. Global peers include: Bank of America, Barclays, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan, UBS and Wells Fargo.

These notes refer to the financial metrics and/or defined term presented on Slide 9

1. **4Q Dividend Per Share** represents the dividend per share in the fourth quarter of each respective year.
2. **Shares Outstanding** represents end of period common shares outstanding.
3. **Acquisition-Related Share Issuance** represents common shares issued in relation to the acquisitions of E*TRADE and Eaton Vance in 2020 and 2021, respectively.
4. Common Equity Tier 1 capital ratio is based on the Basel III Standardized Approach Fully Phased-in rules.

These notes refer to the CEO compensation presented on Slide 12

1. Compensation range informed by 2022 compensation levels for the (i) five large U.S. banks: Bank of America, Citigroup, Goldman Sachs, JPMorgan Chase, and Wells Fargo; and (ii) the following other financial companies in S&P 100 Index: AIG, American Express, BlackRock, BNY Mellon, Capital One, Charles Schwab, Mastercard, MetLife, Paypal, US Bancorp, and VISA.

These notes refer to Slide 16

1. As part of his or her formal duties and responsibilities, the Independent Lead Director shall:
    • Preside at all meetings of the Board at which the Chairman is not present;
    • Have the authority to call, and lead, non-management director sessions and independent director sessions;
    • Help facilitate communication among the Chairman, the CEO and the non-management and independent directors, including serving as liaison between the Chairman and the independent directors;
    • Approve the types and forms of information sent to the Board;

End Notes

- Solicit the non-management directors for advice on agenda items for meetings of the Board and executive sessions to help facilitate Board focus on key issues and topics of interest to the Board;
- Be available, if requested, to meet with the Firm's primary regulators;
- Be available, if requested by major shareholders, for consultation and direct communication in accordance with the Corporate Governance Policies;
- Communicate with the Chairman and the CEO between meetings and act as a "sounding board" and advisor;
- Consult with the non-management and independent directors and advise the Chairman and the CEO of the Board's informational needs;
- Collaborate with the Chairman and the CEO in developing the agenda for meetings of the Board;
- Approve Board meeting agendas and the schedule of Board meetings to assure that there is sufficient time for discussion of all agenda items;
- Have authority to request inclusion of additional agenda items;
- Communicate with the Chairman and CEO and other members of management, as appropriate, about decisions reached, suggestions and views expressed by non-management directors in executive sessions or outside of Board meetings;
- Lead the annual evaluation of the performance and effectiveness of the Board, including consultation with each non-management director regarding Board performance and effectiveness and, as necessary, individual director performance;
- Help facilitate the efficient and effective functioning and performance of the Board and discussion;
- Help facilitate discussion and open dialogue among non-management directors during Board meetings, executive sessions and outside of Board meetings;
- Consult with the Chair of the Governance and Sustainability Committee on Board succession planning and Board Committee appointments;
- Coordinate with the Chair of the Governance and Sustainability Committee on recruiting and interviewing candidates for the Board; and
- Consult with the Chair of the CMDS Committee on the annual evaluation of the performance of the CEO.

2. Data and metrics are as of the date of the annual meeting and are based on characteristics self-identified by each director nominee.

These notes refer to Slide 17

1. Director ages and tenures are as of the annual meeting date. For a detailed description of each director's professional experience and qualifications, skills and attributes, see "Director Nominees" of the 2023 Proxy Statement.

2. Mr. Miyachi will complete one full year of service on May 26, 2023.

Morgan Stanley

Notice

The information provided herein may include certain non-GAAP financial measures. The definition of such financial measures and/or the reconciliation of such measures to the comparable GAAP figures are included in the Firm's Annual Report on Form 10-K for the year ended December 31, 2022, which is available on www.morganstanley.com, or within this presentation. The End Notes are an integral part of this presentation.

This presentation may contain forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made, which reflect management's current estimates, projections, expectations or beliefs and which are subject to risks and uncertainties that may cause actual results to differ materially. For a discussion of risks and uncertainties that may affect the future results of the Firm, please see the Firm's Annual Report on Form 10-K for the year ended December 31, 2022.

The statements in this presentation are current only as of their respective dates.